EXHIBIT 3.9

Effective as of January 21, 2004

AMENDMENT NO. 7 TO SECOND AMENDED AND RESTATED BYLAWS OF

HEALTH CARE PROPERTY INVESTORS, INC.

The following sets forth the seventh amendment to the Second Amended and Restated Bylaws (the “Bylaws”) of Health Care Property Investors, Inc., a Maryland corporation, which amendment shall be effective as of January 21, 2004.

1. Article III, Section 1 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 1. NUMBER AND TERM — The number of directors shall be ten (10) until changed by amendment to this Section of the Bylaws duly adopted by the Board of Directors or stockholders. In no case shall the number of directors ever be less than three (3). Notwithstanding the foregoing, upon the occurrence of a default in the payment of dividends on any class or series of preferred stock, or any other event, which will entitle the holders of any class or series of preferred stock to elect additional directors of the Corporation, the number of directors of the Corporation will thereupon be increased by the number of additional directors to be elected by the holders of such class or series of preferred stock, and such increase in the number of directors shall remain in effect for so long as the holders of such class or series of preferred stock are entitled to elect such additional directors.

Directors need not be stockholders.”